United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
March 2009
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑     Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐     No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐     No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐     No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Press Release
Signature Page

Vale develops Moatize
Rio de Janeiro, March 27, 2009 — Companhia Vale do Rio Doce (Vale) informs that the construction of the Moatize Project, in the province of Tete, Mozambique, is in progress.
Moatize, Vale’s first greenfield project in Africa, has proven and probable reserves of 838 million metric tons, being one of the world’s largest unexploited coal reserves. It has high quality metallurgical coal — hard coking coal — which is traded at a premium over prices of other types of coal.
The project involves an investment of US$ 1.3 billion and it will have a nominal capacity to produce 11 million metric tons (Mt) of coal, of which 8.5 Mt of metallurgical coal and 2.5 Mt of thermal coal. The start up is expected for December 2010.
Vale is building in Moatize one of the world’s largest coal handling preparation plants (CHPP) in an operational site, with capacity to process 26 million metric tons of coal per year.
Coal production from the Moatize mine will be transported by a railroad approximately 600 km in length to a new maritime terminal in the port of Beira, province of Sofala, Mozambique. The coal terminal will be built by a concessionary owned by the Mozambican government.
Vale’s project in Moatize also involves initiatives dedicated to investment in human capital (health, education and professional training), the creation of infrastructure and the development of sustainable economic activity (a model farm for cattle raising and agriculture) to create jobs and generate income flows for the local population. The model is consistent with Vale’s strategic priority of corporate social responsibility and establishes a new benchmark for project development on the African continent.
Vale’s investment in the Moatize project is in line with our growth strategy for the coal business, through which Vale aims to become, in the medium term, one of the largest global producers.
Currently, Vale produces metallurgical and thermal coal in its operations in Australia, in the states of New South Wales — Hunter Valley — and Queensland — Bowen Basin —, and has two joint ventures to produce coal and coke in China. In December 2008 we acquired coal assets in Colombia, including a mine with nominal capacity to produce 4.5 Mt of thermal coal, deposits under exploration and logistics infrastructure. Moreover, Vale has projects under different stages of development in Australia and Mongolia.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Alessandra Gadelha: alessandra.gadelha@vale.com
Marcus Thieme: marcus.thieme@vale.com
Patricia Calazans: patricia.calazans@vale.com
Roberta Coutinho: roberta.coutinho@vale.com
Theo Penedo: theo.penedo@vale.com
Tacio Neto: tacio.neto@vale.com
This press release may include declarations about Vale’s expectations regarding future events or results. All declarations based upon future expectations, rather than historical facts, are subject to various risks and uncertainties. Vale cannot guarantee that such declarations will prove to be correct. These risks and uncertainties include factors related to the following: (a) the countries where Vale operates, mainly Brazil and Canada; (b) the global economy; (c) capital markets; (d) the mining and metals businesses and their dependence upon global industrial production, which is cyclical by nature; and (e) the high degree of global competition in the markets in which Vale operates. To obtain further information on factors that may give rise to results different from those forecast by Vale, please consult the reports filed with the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including Vale’s most recent Annual Report on Form 20F and its reports on Form 6K.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: March 27, 2009	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations